FAF Advisors, Inc. 800 Nicollet Mall BC-MN-HO4N	Michael W. Kremenak Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7557
Fax: (612) 303-4223

December 15, 2009

VIA EDGAR

Ms. Kimberly Browning

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First American Investment Funds, Inc.
SEC File No. 333-162813
Response to Staff Comments related to Registration Statement on Form N-14 filed with the Securities and ExchangeCommission (“SEC”) on November 2, 2009

Dear Ms. Browning:

The purpose of this letter is to respond to the disclosure comments transmitted via telephone by you on December 11, 2009, regarding the above-referenced N-14 registration statement filing for First American Investment Funds, Inc. (“FAIF”) related to the merger of First American U.S. Government Mortgage Fund (the “Acquired Fund”), a series of FAIF, into First American Intermediate Government Bond Fund (the “Acquiring Fund”), also a series of FAIF (each a “Fund” and, collectively, the “Funds”). Following is our response to your comments, which appear in bold-face type below.

Comments

1.	In the second answer under “Important Shareholder Information,” there is a discussion regarding the net inflows/outflows of the Funds over the three-year period ended June 30, 2009. As part of that discussion, please disclose the total assets of the Funds. Please make the same disclosure in the section entitled “Information about the Reorganization – Reasons for the Reorganization.” Supplementally, please describe why FAIF believes that a three-year period is the appropriate period of time over which to measure net inflows/outflows.

The requested information has been added. FAIF selected a three-year period because it believes that such time frame it is a long enough period so that one can indentify a trend, but not so long that the trend could likely be affected by events that are no longer relevant to the Funds.

2.	In the answer to the question “Will Fund expenses remain the same?” under “Important Shareholder Information,” please disclose the contractual advisory fee for each Fund. In addition, please disclose the fee waivers in effect for each Fund.

The requested information has been added.

3.	The final answer under “Important Shareholder Information” discusses the methods by which a shareholder can cast her vote. Please ensure that there is adequate disclosure in the prospectus/proxy statement describing how a shareholder can revoke her vote, including whether she may do so by phone, internet or mail.

The requested disclosure is located in the fourth paragraph of the section entitled “Voting Information – Voting Rights and Required Vote.”

4.	In the prospectus/proxy statement under the section entitled “Summary – The Proposed Reorganization,” please add subheadings to enhance a shareholder’s ease of reading this section.

The requested subheadings have been added.

5.	Given that the Funds are approximately the same size, please explain supplementally why the “Other Expenses” for the Acquiring Fund were lower than those of the Acquired Fund for each Fund’s most recent fiscal year.

Whereas the Acquired Fund had five share classes during its fiscal year ended June 30, 2009, the Acquiring Fund only had two share classes (the inception date of Class C and Class R shares of the Acquiring Fund was October 28, 2009). The greater number of share classes caused the Acquired Fund to incur additional expenses, such as larger transfer agency fees.

6.	In order to include fee waivers in the “Annual Fund Operating Expenses” table, the Advisor must have contractually agreed to continue them for at least one year from the effectiveness of this registration statement. The Advisor currently has agreed to the fee waiver through October 31, 2010. Supplementally, please confirm that the only fees to which the fee waivers do not apply are the Acquired Fund (i.e., underlying fund) Fees and Expenses.

The Advisor has revised its Expense Limitation Agreement with the Funds so that it is contractually obligated to continue the fee waivers through December 31, 2010. FAIF hereby confirms that the only fees to which the fee waivers do not apply are the Acquired Fund (i.e., underlying fund) Fees and Expenses.

7.	If the fee waivers are reimbursements that may be clawed back by the Advisor, please so disclose.

The fee waivers and/or reimbursements may not be clawed back by the Advisor. Accordingly, FAIF respectfully submits that no additional disclosure is necessary.

8.	In the table that compares the principal investment strategies of the Funds in section entitled “Summary – Comparison of Fund Investment Objectives and Investment Strategies,” please disclose that managing market risk is commonly referred to as “hedging.”

Because the term “hedging” is also used to describe the management of credit risk and yield curve risk, we have added disclosure clarifying that the management of market risk, credit risk and yield curve risk is also referred to as “hedging”.

9.	In the section entitled “Summary – Additional Investment Strategies and Policies – Temporary Investments,” please clarify that making temporary investments is not a principal investment strategy.

The requested disclosure has been added.

10.	The section entitled “Summary – Performance Comparison of the Funds” states that the Acquiring Fund changed its objective and investment strategies as of August 31, 2009. Please make this disclosure earlier in the prospectus/proxy statement.

Such disclosure has been added to the section entitled “Summary – The Proposed Reorganization – Principal Investment Strategies.”

11.	In the Schedule of Investments located in the Statement of Additional Information, please note which of the investments held by the Acquired Fund are not eligible for investment by the Acquiring Fund.

The requested disclosure has been added.

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filing, FAIF hereby acknowledges that:

1.	FAIF is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	FAIF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at

612-303-7557. Thank you for your help with this filing.

Sincerely,

/S/ MICHAEL W. KREMENAK
Michael W. Kremenak

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